Exhibit 99.1

CHINA HYDROELECTRIC CORPORATION ENTERS INTO DEFINITIVE MERGER
AGREEMENT FOR GOING PRIVATE TRANSACTION

BEIJING, China, January 13, 2014 — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with CPT Wyndham Holdings Ltd. (“Parent”) and CPT Wyndham Sub Ltd. (“Merger Sub”), which are affiliates of NewQuest Capital Partners and the funds managed by it (together, the “NewQuest Funds”).  Pursuant to the Merger Agreement,  Parent will acquire the Company for US$1.17 per ordinary share or US$3.51 per American Depositary Share, each representing three ordinary shares (“ADS”). This represents a 57.4% premium over the closing price of US$2.23 per ADS as quoted by the New York Stock Exchange (the “NYSE”) on September 3, 2013, and a 60.5% premium over the volume-weighted average trading price of the Company’s ADSs during the 30 trading days prior to, and including, September 3, 2013, the last trading day prior to the Company’s announcement on September 4, 2013 that it had received a non-binding proposal letter from CPI Ballpark Investments Ltd, an affiliate of the NewQuest Funds (together, with the NewQuest Funds, “NewQuest”), to acquire all of the Company’s outstanding ordinary shares not already owned by them.

The consideration to be paid to holders of ordinary shares and ADSs under the Merger Agreement also represents an increase of 18.2% from the original $2.97 per ADS offer price submitted by NewQuest in its September 4, 2013 non-binding proposal letter.

Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by affiliates of NewQuest and other existing shareholders of the Company who are permitted to roll-over their interest in the Company with NewQuest in connection with the Merger (the “Rollover Shareholders”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”) and each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (including ordinary shares represented by ADSs) will be cancelled in consideration for the right to receive US$1.17 per ordinary share or US$3.51 per ADS, in each case, in cash and without interest, except for (i) the ordinary shares and ADSs beneficially owned by Parent or any wholly owned subsidiary of Parent (including Merger Sub) and the Rollover Shareholders, all of which will be cancelled at the effective time of the Merger for no consideration, and (ii) ordinary shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Companies Law of the Cayman Islands, which ordinary shares will be cancelled at the effective time of the Merger for the right to receive the value of such shares in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

NewQuest intends to fund the Merger through cash contributions pursuant to an equity commitment letter from NewQuest Asia Fund I, L.P. and NewQuest Asia Fund II, L.P. (collectively, the “Sponsors”). The Sponsors have also entered into a limited guarantee in favor of the Company pursuant to which they have agreed to guarantee certain obligations of Parent and Merger Sub under the Merger Agreement.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee (the “Special Committee”) formed by the board of directors, unanimously approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee, which is comprised solely of independent directors of the Company who are unaffiliated with any of Parent, Merger Sub, NewQuest or any of the management members of the Company, exclusively negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the first half of 2014, is subject to customary closing conditions as well as the approval by an affirmative vote of holders of the Company’s ordinary shares representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. As of the date of the Merger Agreement, the Rollover Shareholders beneficially own in aggregate approximately 59% of the Company’s outstanding shares and, pursuant to a Rollover and Support Agreement they have entered into with Parent, each Rollover Shareholder has agreed, among other things, to vote all its ordinary shares and ADSs of the Company in favor of the authorization and approval of the Merger Agreement and Merger. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NYSE.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee. Davis Polk & Wardwell is serving as U.S. legal advisor to the Special Committee and Walkers is serving as Cayman Islands legal advisor to the Special Committee. O’Melveny and Myers LLP is serving as U.S. legal advisor to the Company and Appleby Global is serving as Cayman Islands legal advisor to the Company.

Weil, Gotshal & Manges is serving as U.S. legal advisors to NewQuest and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to NewQuest.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

China Hydroelectric Corporation

901 Marco Polo Plaza Building, No. 80 Anli Road, Chao Yang District,

Beijing, People’s Republic of China 100101

Phone: +86 (10) 5963-6881

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of March 31, 2013 is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 18, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 operating hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.  Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions for the Merger may not be satisfied or waived, and other risks and uncertainties discussed in China Hydroelectric’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. China Hydroelectric does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about China Hydroelectric, please visit the Company’s website at http://www.chinahydroelectric.com.

For more information, please contact:

China Hydroelectric Corporation

Scott Powell Investor Relations and Corporate Communications Phone (U.S.): +1 (646) 650-1351 Email: ir@china-hydro.com	James Hull Finance Manager Phone (China): +86-10-5963-6881 Email: james.hull@china-hydro.com

ICR, LLC Gary Dvorchak, CFA Senior Vice President Phone (China): +86-10-6583-7500 Phone (U.S.): +1 (310) 954-1123 Email: gary.dvorchak@icrinc.com